UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ALLIANCE HOLDINGS GP, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

0 1861G10 0

(CUSIP Number)

1717 South Boulder Avenue, Suite 600

Tulsa, Oklahoma 74119

(918) 295-7600

with a copy to:

Thomas L. Pearson

Senior Vice President - Law and Administration,

General Counsel and Secretary

Alliance Resource Management GP, LLC

1717 South Boulder Avenue, Suite 600

Tulsa, Oklahoma 74119

(918) 295-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 01861G10 0	13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Joseph W. Craft III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

            47,863,000 Common Units of Alliance Holdings GP, L.P.

  8    SHARED VOTING POWER

            -0-

  9    SOLE DISPOSITIVE POWER

            47,863,000 Common Units of Alliance Holdings GP, L.P.

10    SHARED DISPOSITIVE POWER

            -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,863,000 Common Units of Alliance Holdings GP, L.P.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.0%
14	TYPE OF REPORTING PERSON* IN
* SEE INSTRUCTIONS

CUSIP NO. 01861G10 0	13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Alliance Resource Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

            20,641,168 Common Units of Alliance Holdings GP, L.P.

  8    SHARED VOTING POWER

            -0-

  9    SOLE DISPOSITIVE POWER

            20,641,168 Common Units of Alliance Holdings GP, L.P.

10    SHARED DISPOSITIVE POWER

            -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,641,168 Common Units of Alliance Holdings GP, L.P.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.4%
14	TYPE OF REPORTING PERSON* CO
* SEE INSTRUCTIONS

CUSIP NO. 01861G10 0	13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Alliance Resource Holdings II, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

            20,641,168 Common Units of Alliance Holdings GP, L.P.

  8    SHARED VOTING POWER

            -0-

  9    SOLE DISPOSITIVE POWER

            20,641,168 Common Units of Alliance Holdings GP, L.P.

10    SHARED DISPOSITIVE POWER

            -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,641,168 Common Units of Alliance Holdings GP, L.P.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.4%
14	TYPE OF REPORTING PERSON* HC, CO
* SEE INSTRUCTIONS

CUSIP NO. 01861G10 0	13D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Alliance Resource GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

            20,641,168 Common Units of Alliance Holdings GP, L.P.

  8    SHARED VOTING POWER

            -0-

  9    SOLE DISPOSITIVE POWER

            20,641,168 Common Units of Alliance Holdings GP, L.P.

10    SHARED DISPOSITIVE POWER

            -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,641,168 Common Units of Alliance Holdings GP, L.P.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.4%
14	TYPE OF REPORTING PERSON* OO
* SEE INSTRUCTIONS

CUSIP NO. 01861G10 0	13D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Alliance Management Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

            6,863,470 Common Units of Alliance Holdings GP, L.P.

  8    SHARED VOTING POWER

            -0-

  9    SOLE DISPOSITIVE POWER

            6,863,470 Common Units of Alliance Holdings GP, L.P.

10    SHARED DISPOSITIVE POWER

            -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,863,470 Common Units of Alliance Holdings GP, L.P.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON* HC, OO
* SEE INSTRUCTIONS

CUSIP NO. 01861G10 0	13D	Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AMH II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

            19,858,362 Common Units of Alliance Holdings GP, L.P.

  8    SHARED VOTING POWER

            -0-

  9    SOLE DISPOSITIVE POWER

            19,858,362 Common Units of Alliance Holdings GP, L.P.

10    SHARED DISPOSITIVE POWER

            -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,858,362 Common Units of Alliance Holdings GP, L.P.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%
14	TYPE OF REPORTING PERSON* HC, OO
* SEE INSTRUCTIONS

Item 1. Security and Issuer.

This statement relates to the common limited partnership interests (the “Common Units”) of Alliance Holdings GP, L.P. (the “Partnership”), which has its principal executive offices at 1717 South Boulder Avenue, Suite 600, Tulsa, Oklahoma 74119. The total number of Common Units reported as beneficially owned in this Schedule 13D is 47,863,000, which constitutes approximately 80.0% of the total number of Common Units outstanding. The beneficial ownership reported in this Schedule 13D assume that at May 15, 2006 there were 59,863,000 Common Units outstanding. The Common Units represent limited partner interests in the Partnership.

Item 2. Identity and Background.

(a) - (b) This statement is filed by Joseph W. Craft III, Alliance Resource Holdings, Inc., Alliance Resource Holdings II, Inc., Alliance Resource GP, LLC, Alliance Management Holdings, LLC and AMH II, LLC (collectively, the “Reporting Persons”), who may be deemed to comprise a group under Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information required to be filed in response to paragraphs (a) and (b) of Item 2 with respect to the Reporting Persons is set forth on Schedule I.

(c) The information required to be filed in response to paragraph (c) of Item 2 with respect to the Reporting Persons is as follows:

1. Joseph W. Craft III (“Craft”) is currently the President, Chief Executive Officer and Director of Alliance GP, LLC (the “GP”), the general partner of the Partnership, which is located at the address listed above.

2. Alliance Resource Holdings, Inc. (“Holdings”) is the sole member of Alliance Resource GP, LLC and is principally engaged in producing and marketing coal. The executive officers and directors of Holdings are listed on Appendix A hereto.

3. Alliance Resource Holdings II, Inc. (“ARH-II”) is the sole shareholder of Alliance Resource Holdings, Inc. and is a holding company formed to hold the shares of Alliance Resource Holdings, Inc. The executive officers and directors of ARH-II are listed on Appendix A hereto.

4. Alliance Resource GP, LLC (the “SGP”) serves as the special general partner of Alliance Resource Partners, L.P. (“ARLP”) and is principally engaged in holding Common Units in the Partnership and certain interests in lands and coal reserves, and serves as the special general partner of ARLP. The SGP holds 20,641,168 Common Units of the Partnership. The executive officers and directors of the SGP are listed on Appendix A hereto.

5. Alliance Management Holdings, LLC (“AMH”) is principally engaged in holding 6,863,470 Common Units of the Partnership. The executive officers and directors of AMH are listed on Appendix A hereto.

6. AMH II, LLC (“AMH-II”) is principally engaged in holding 19,858,362 Common Units of the Partnership. The executive officers and directors of AMH-II are listed on Appendix A hereto.

(d) and (e) During the last five years, none of the Reporting Persons, nor to the best knowledge of such persons, none of the individuals named in Appendix A to this Statement, (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such law.

(f) The information required to be filed in response to paragraph (f) of Item 2 with respect to the Reporting Persons is set forth on Schedule I.

Item 3. Source and Amount of Funds of Other Consideration.

On May 15, 2006, the Reporting Persons entered into a Contribution Agreement pursuant to which the Reporting Persons contributed the 1.98% general partner interest, incentive distribution rights and 15,550,628 common units, each representing partnership interests in ARLP, and a 0.001% managing interest in Alliance Coal, LLC to the Partnership. As consideration for this contribution and in accordance with the terms of the Contribution Agreement, the Partnership distributed to the Reporting Persons substantially all of the proceeds the Partnership received from its initial public offering as well as 47,363,000 common units of the Partnership. Joseph Craft used personal funds to purchase 500,000 common units of the Partnership in its initial public offering.

Item 4. Purpose of Transaction.

The Reporting Persons acquired their beneficial ownership of the Common Units of the Partnership for investment purposes.

(a) Subject to the terms and conditions of the Partnership’s partnership agreement, the GP and its affiliates have the right to cause the Partnership to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any limited partner units that they hold. The Partnership is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission. Joseph W. Craft may sell Common Units from time to time in the future. The timing and amount of Joseph W. Craft’s resales of Common Units will be subject to the lock-up agreement entered into in connection with the Partnership’s initial public offering, market conditions, compliance with applicable legal requirements and such factors as Joseph W. Craft may deem relevant.

The Contribution Agreement provides for the dissolution of AMH and AMH II within 30 days of the closing of the Partnership’s initial public offering. As a result of this dissolution, the owners of the dissolving entities will receive a portion of the cash and Common Units held by these entities.

(b) The Contribution Agreement provides for the dissolution of AMH and AMH II within 30 days of the closing of the Partnership’s initial public offering. As a result of this dissolution, the owners of the dissolving entities will receive a portion of the cash and Common Units held by these entities.

None of the Reporting Persons have any plans or proposals which relate or would result in:

(c) A sale or transfer of a material amount of assets of the Partnership or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Partnership, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except to the extent an independent director is phased in;

(e) Any material change in the present capitalization or dividend policy of the Partnership;

(f) Any other material change in the Partnership’s business or corporate structure;

(g) Changes in the Partnership’s Charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Partnership by any person;

(h) Causing a class of securities of the Partnership to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Partnership becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to those enumerated above.

Craft may determine to acquire additional Common Units of the Partnership in open market purchases in the future.

Item 5. Interest in Securities of the Issuer.

(a) There were 59,863,000 Common Units outstanding as of May 15, 2006. Craft is deemed to be the beneficial owner of 47,863,000 Common Units, which constitute approximately 80.0% of the total issued and outstanding Common Units issued and outstanding as of May 15, 2006. Holdings is deemed to be the beneficial owner of 20,641,168 Common Units, which constitute approximately 34.4% of the total issued and outstanding Common Units issued and outstanding as of May 15, 2006. ARH-II is deemed to be the beneficial owner of 20,641,168 Common Units, which constitute approximately 34.4% of the total issued and outstanding Common Units issued and outstanding as of May 15, 2006. The SGP is deemed to be the beneficial owner of 20,641,168 Common Units, which constitute approximately 34.4% of the total issued and outstanding Common Units issued and outstanding as of May 15, 2006. AMH is deemed to be the beneficial owner of 6,863,470 Common Units, which constitute approximately 11.5% of the total issued and outstanding Common Units issued and outstanding as of May 15, 2006. AMH-II is deemed to be the beneficial owner of 19,858,362 Common Units, which constitute approximately 33.2% of the total issued and outstanding Common Units issued and outstanding as of May 15, 2006.

(b) The number of Common Units as to which there is sole power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Statement on Schedule 13D, and such information is incorporated herein by reference.

(c) The Reporting Persons have not acquired any Common Units of the Partnership during the past sixty days, other than the purchases reported herein.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds of sale of, the Common Units reported by such persons on the cover pages of this Statement on Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Certain transfer restrictions and voting rights in respect of the Common Units beneficially owned by the Reporting Persons are set forth in the Amended and Restated Agreement of Limited Partnership, a copy of the form of which is included as Appendix A to the Registration Statement on Form S-1 which has been incorporated by reference to this Schedule 13D.

Item 7. Material to be Filed as Exhibits.

Exhibit A:	Registration Statement on Form S-1 initially filed November 22, 2005 for Alliance Holdings GP, L.P. (333-129883) incorporated herein by reference

Exhibit B:	Joint Filing Agreement, dated May 24, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2006

By:	/s/ Joseph W. Craft III
Name:	Joseph W. Craft III

ALLIANCE RESOURCE HOLDINGS, INC.

By:	/s/ Thomas L. Pearson
Name:	Thomas L. Pearson
Title:	Senior Vice President - Law and Administration, General Counsel and Secretary

ALLIANCE RESOURCE HOLDINGS II, INC.

By:	/s/ Thomas L. Pearson
Name:	Thomas L. Pearson
Title:	Secretary

ALLIANCE RESOURCE GP, LLC

By:	/s/ Thomas L. Pearson
Name:	Thomas L. Pearson
Title:	Senior Vice President - Law and Administration, General Counsel and Secretary

ALLIANCE MANAGEMENT HOLDINGS, LLC

By:	/s/ Thomas L. Pearson
Name:	Thomas L. Pearson
Title:	Secretary

AMH II, LLC

By:	/s/ Thomas L. Pearson
Name:	Thomas L. Pearson
Title:	Secretary

SCHEDULE I

Name	Citizenship or State of Incorporation as Applicable	Business Address

Joseph W. Craft III	U.S.A.	1717 South Boulder Avenue Tulsa, Oklahoma 74119

Alliance Resource Holdings, Inc.	Delaware	1717 South Boulder Avenue Tulsa, Oklahoma 74119

Alliance Resource Holdings II, Inc.	Delaware	1717 South Boulder Avenue Tulsa, Oklahoma 74119

Alliance Resource GP, LLC	Delaware	1717 South Boulder Avenue Tulsa, Oklahoma 74119

Alliance Management Holdings, LLC	Delaware	1717 South Boulder Avenue Tulsa, Oklahoma 74119

AMH II, LLC	Delaware	1717 South Boulder Avenue Tulsa, Oklahoma 74119

APPENDIX A

Executive Officers and Directors of Alliance Resource Holdings, Inc.

Joseph W. Craft III	President, Chief Executive Officer and Director
Thomas L. Pearson	Senior Vice President - Law and Administration, General Counsel and Secretary
Charles R. Wesley	Senior Vice President - Operations
Gary J. Rathburn	Senior Vice President - Marketing

Executive Officers and Directors of

Alliance Resource Holdings II, Inc.

Joseph W. Craft III	President and Director
Thomas L. Pearson	Secretary
Cary P. Marshall	Treasurer

Executive Officers and Directors of Alliance Resource GP, LLC

Joseph W. Craft III	President, Chief Executive Officer and Director
Thomas L. Pearson	Senior Vice President - Law and Administration, General Counsel and Secretary
Charles R. Wesley	Senior Vice President - Operations
Gary J. Rathburn	Senior Vice President - Marketing

Executive Officers and Directors of

Alliance Management Holdings, LLC

Joseph W. Craft III	President and Director
Thomas L. Pearson	Secretary
Cary P. Marshall	Treasurer

Executive Officers and Directors of AMH II, LLC

Joseph W. Craft III	President and Director
Thomas L. Pearson	Secretary
Cary P. Marshall	Treasurer

Each of the foregoing persons is a United States citizen. The principal business address for each person is 1717 South Boulder Avenue, Tulsa, Oklahoma 74119.

EXHIBIT INDEX

Exhibit A:	Registration Statement on Form S-1 initially filed November 22, 2005 for Alliance Holdings GP, L.P. (333-129883) incorporated herein by reference

Exhibit B:	Joint Filing Agreement, dated May 24, 2006.